Schedule B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction [1]	Date	Number of Common Shares	Price Per Common Share	Currency
Sell	September 9, 2025	500,000	$ 6.655	CAD
Sell	September 10, 2025	300,000	$ 6.510	CAD
Sell	September 10, 2025	200,000	$ 6.580	CAD
Sell	September 10, 2025	250,000	$ 6.525	CAD
Sell	September 11, 2025	250,000	$ 6.510	CAD
Sell	September 11, 2025	250,000	$ 6.365	CAD
Sell	September 12, 2025	250,000	$ 6.300	CAD
Sell	September 12, 2025	250,000	$ 6.360	CAD
Sell	September 15, 2025	250,000	$ 6.340	CAD
Sell	September 16, 2025	250,000	$ 6.370	CAD
Sell	September 16, 2025	250,000	$ 6.430	CAD

(1) Each transaction was an open market sale that was effected in Canadian dollars ("CAD") on either the Omega ATS or the Toronto Stock Exchange.